

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 3, 2017

Russell T. Kelley, Jr.
Chief Financial Officer
Extraction Oil & Gas, Inc.
370 17th Street, Suite 5300
Denver, Colorado 80202

> **Re:** **Extraction Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2016**
> **File No. 333-215282**

Dear Mr. Kelley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams
         Julian J. Seiguer
         Vinson & Elkins L.L.P.